SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                     FORM 6-K

                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              FOR JANUARY 30, 2004

                                ALLIED DOMECQ PLC
              (Exact name of Registrant as specified in its Charter)

                                 ALLIED DOMECQ PLC
                  (Translation of Registrant's name into English)



                                 The Pavilions
                                Bridgwater Road
                                Bedminster Down
                                Bristol BS13 8AR
                                    England
             (Address of Registrant's principal executive offices)



      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F       x         Form 40-F
                              --------                  --------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                          Securities Exchange Act of 1934.

                         Yes                 No        x
                               --------           ----------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



                                 Exhibit Index



Exhibit No.               Description

Exhibit No. 1             Trading Statement announcement dated 30 January 2004

2pm 30 January 2004

Allied Domecq PLC Trading Statement - AGM



             Allied Domecq PLC Positive After Strong Start To Year

Allied Domecq PLC announces that trading for the first four months of its current financial year has been strong in most areas of the business.

The performance of the spirits portfolio has been robust. The nine core brands have delivered growth in both value and volume of over 6% supported by growth in advertising and promotion as predicted at the close of the last financial year. The Spanish market has substantially recovered from the change in wholesaler buying patterns experienced by the industry last year. Both Ballantine's and Beefeater have gained further share in this market supported by increased brand investment. Elsewhere in the Eurozone the economies remain challenging but Ballantine's has gained market share in both France and Germany. The North American business has performed strongly and gained market share from competitors. These positive performances have more than offset weaker trends in Mexico and Asia Pacific, in particular Korea.

The wine portfolio has continued to deliver good revenue and profit growth due to the Group's strategic focus on product mix at the premium end, despite the anticipated decline in volumes of table wines from Spain.

Results from the Quick Service Restaurant division are very strongly ahead. These reflect the impact of the increased pace of new store openings over the past twelve months, product innovation driving same store sales growth in Dunkin' Donuts, and a lower cost base following the restructuring of the business at the end of last fiscal year.

If the US dollar remains at its current rate for the remainder of the financial year we estimate a full year translation impact on trading profits of approximately GBP25 million. Notwithstanding this Allied Domecq is on track to deliver good earnings growth in the current financial year.

ENDS

For further information:

Media Enquiries
Stephen Whitehead       Allied Domecq PLC                 +44(0) 20 7009 3927
                                                          +44(0) 7880 783 532
Anthony Cardew/         CardewChancery                    +44(0) 20 7930 0777
Rupert Pittman

Original high-resolution photographs are available to the media free of charge at www.newscast.co.uk +44(0) 207 608 1000.

Investor Enquiries
Peter Durman            Allied Domecq PLC                 +44(0) 7771 974 817


Forward-Looking Statements:

Information in this release may involve guidance, expectations, beliefs, plans, intentions or strategies regarding the future. These forward-looking statements involve risks and uncertainties. All forward-looking statements included in this release are based upon information available to Allied Domecq PLC (the "Company") as of the date of the release, and we assume no obligation to update any such forward-looking statements. The statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations. Numerous factors could cause or contribute to such differences. Please refer to the Company's Annual Report on Form 20-F for the year ended August 31, 2002, and our other reports filed from time to time with (or submitted from time to time to) the U.S. Securities and Exchange Commission for a further discussion of the factors and risks associated with our business.


SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

30 January, 2004

                                      ALLIED DOMECQ PLC


                                      By:      /s/  Charles Brown
                                      ---------------------------
                                      --------------------------
                                      Name:  Charles Brown
                                      Title: Director of Secretariat & Deputy
                                             Company Secretary